SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TRENTON ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

NONE

(CUSIP Number)

Rodman & Co., LLC
430 Park Avenue, 4th Floor
New York, NY 10022

Tel: (212) 856-5701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13D
Page 2 of 7 Pages

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification
Nos. Of Above Persons Rodman & Co., LLC

(2)	Check the appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds
WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization	New York

Number of Shares Beneficially Owned Each Reporting Person With	(7)	Sole Voting Power	3,250,000
	(8)	Shared Voting	0

	(9)	Sole Dispositive	3,250,000

	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,250,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row 11
65.0%

(14)	Type of Reporting Person
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
Page 3 of 7 Pages

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification
Nos. Of Above Persons Michael Vasinkevich

(2)	Check the appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned Each Reporting Person With	(7)	Sole Voting Power	3,250,000
	(8)	Shared Voting	0

	(9)	Sole Dispositive	3,250,000

	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,250,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row 11
65.0%

(14)	Type of Reporting Person
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
Page 4 of 7 Pages

Item 1. Security and Issuer.

Name of Issuer: Trenton Acquisition Corp. (the “Company”)

Address of Issuer’s Principal Executive Offices:

430 Park Avenue, 4th Floor

New York, NY 10022

Security: Company common stock, par value $.0001 per share (“Shares”)

Item 2. Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Rodman & Co., LLC, a New York limited liability company (“Rodman”) and Michael Vasinkevich, a United States citizen (“Mr. Vasinkevich”) (together Rodman and Mr. Vasinkevich are the "Reporting Persons").

Rodman’s principal business is financial consulting and investing in companies. The Managing Member of Rodman is Mr. Vasinkevich and, as such, Mr. Vasinkevich may be deemed to indirectly beneficially own the Shares beneficially owned by Rodman. The business address of each of the Reporting Persons is as follows:

430 Park Avenue, 4th Floor

New York, NY 10022

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE
13D
Page 5 of 7 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Rodman acquired the Shares using its working capital to fund the purchase.

Item 4. Purpose of the Transaction.

The Shares were acquired and are held by Rodman for the purpose of investment.

Except as otherwise disclosed herein, the Reporting Persons are not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above. Notwithstanding the foregoing, the Company is a "blank check" company and was formed as a vehicle to pursue a business combination. The business purpose of the Company is to seek the acquisition of or merger with, an existing company.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons are deemed to beneficially own all 3,250,000 Shares, representing 65.0% of the outstanding Shares. This percentage is based upon the Company’s statement as to the number of outstanding shares of Common Stock as set forth in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 11, 2014.

(b) Mr. Vasinkevich, as Rodman’s Managing Member, has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 3,250,000 Shares.

(c) A complete description of the transaction pursuant to which the Reporting Persons acquired beneficial ownership of the Shares is provided in the current report on Form 8-K filed by the Company on September 11, 2014, and is incorporated herein by reference.

SCHEDULE
13D
Page 6 of 7 Pages

(d) Mr. Vasinkevich, as Rodman’s Managing Member, has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SCHEDULE
13D
Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2014

Rodman & Co., LLC

By:	/s/ Michael Vasinkevich
Michael Vasinkevich
Managing Member

/s/ Michael Vasinkevich
Michael Vasinkevich